CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Responds to Non-Compliance Notice

December 4th, 2009: CIBT Education Group Inc. (the “Company”) (NYSE Amex & TSXV symbol: MBA) has received a non-compliance warning letter from the staff of the NYSE Amex stock exchange concerning the Company’s private placement in Canada which closed in November 2009.

In November, the Company completed the private placement of C$3.28 million dollars with certain Canadian and overseas accredited investors.  The placement was completed in full compliance with Canadian and U.S securities laws and received approval by the TSX Venture Exchange in Canada.   During the private placement process, an approval should have also been obtained from the NYSE Amex.  Upon discovering the oversight of this additional requirement resulting from the Company’s multi-jurisdictional listing status, the Company initiated the process to seek NYSE Amex approval and ensure that the shares are properly listed with both the US and Canadian stock exchanges.

NYSE Amex Company Guide section 301 prohibits listed companies from issuing additional securities until an application for listing has been submitted and approved. The NYSE Amex stated in the letter that it would not at this time apply the continued listing evaluation and follow-up procedures in section 1009 of the Company Guide. The Company submitted an application today and is working with the NYSE Amex to ensure that the shares are properly listed with the exchange.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: Ed Cheung N. America Toll Free: 1-800-574-0901 extension 318 * Email: info@cibt.net

The TSX Venture Exchange and the NYSE Amex US have not reviewed and do not accept responsibility for the adequacy or accuracy of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.